19012299

Securities and Exchange Commission
Trading and Markets

FEB 12 2020

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Towne Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Sandwedge Lane
(No. and Street)

Isle of Palms (City) SC (State) 29451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Ilario 704-516-1836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, C.P.A., P.C,
(Name – *if individual, state last, first, middle name*)

3065 Sandy Plains Rd	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RM

OATH OR AFFIRMATION

I, Scott Ilario, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Towne Securities, LLC, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

MELISSA PAWLYK NOTARY PUBLIC SOUTH CAROLINA MY COMMISSION EXPIRES MAY 14, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Charles Towne Securities, LLC
(A wholly owned subsidiary of Charles Towne Holdings, LLC)

Financial Statements and Supplemental Disclosures

September 30, 2018

(With report of Independent Registered Public Accounting Firm)

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Charles Towne Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Charles Towne Securities, LLC (the Company) as of September 30, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Charles Towne Securities, LLC as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C

Marietta, Georgia
November 26, 2018

Charles Towne Securities, LLC
Statement of Financial Condition
As of September 30, 2018

ASSETS		
Cash	$	11,577
Accounts Receivable		23,493
Prepaid Expenses		294
TOTAL ASSETS	$	35,364
LIABILITIES & MEMBER'S EQUITY		
Liabilities		
Accounts Payable	$	2,456
Commissions Payable		22,500
Total Liabilities		24,956
Member's Equity		10,408
TOTAL LIABILITIES & MEMBER'S EQUITY		35,364

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Operations
For the Year Ended September 30, 2018

Revenue	
Investment Banking Fees	852,286
Other Income-Fees From Registered Representatives	17,776
Total Revenue	870,062
Expenses	
Compensation	849,552
Regulatory Fees	9,448
Professional Services	8,810
Technology and Communications	3,098
Other Operating	1,056
Total Expenses	871,964
Net Loss	$ (1,902)

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2018

Member's Equity at September 30, 2017	$	12,274
Member's Contributions		36
Net Loss		(1,902)
Member's Equity at September 30, 2018	$	10,408

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Cash Flows
For the Year Ended September 30, 2018

OPERATING ACTIVITIES	
Net Loss	(1,902)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in Accounts Receivable	(23,493)
Increase in Prepaid Expenses	(294)
Increase in Accounts Payable	2,331
Increase in Commissions Payable	22,500
Net Cash Used by Operating Activities	(858)
FINANCING ACTIVITIES	
Member Contributions	36
Net Cash Provided by Financing Activities	36
Net Decrease in Cash	(822)
Cash at Beginning of Period	12,399
Cash at End of Period	$ 11,577

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Notes to Financial Statements
September 30, 2018

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Charles Towne Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements and M&A advisory services to various companies in the United States. The Company signed its membership agreement with FINRA on September 4, 2015. The Company is a single-member limited liability company wholly- owned by Charles Towne Holdings, LLC ("Holdings"). The Company was previously owned by Alchemy Global Holdings, LLC ("AGH") and on January 01, 2018 the Company became a wholly owned subsidiary of Holdings by a transfer of ownership interests from AGH to Holdings. Concurrent with the change of ownership, the Company changed its name from Alchemy Securities, LLC to Charles Towne Securities, LLC. As a limited liability company, the member's liability is limited to their investment.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Under the accrual basis of accounting, revenues are recognized when they are earned, and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivables are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Accounts receivable at September 30, 2018 are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Revenue recognition: Investment banking fees consist of private placement and advisory fees and are recognized when earned in accordance with the terms of the agreement with the customer.

Subsequent Events: The Company has evaluated its subsequent events through the date that the accompanying financial statements were issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statements.

New Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective October 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

Note 2. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal income tax purposes, the Company is accounted for as a division of Holdings and does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of Holdings. Therefore, no income tax liability nor provision expense has been recognized as the members of Holdings are individually liable for income taxes, if any, on their share of Holdings' net income or loss.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10. Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment or material accrual to the financial statements to comply with the provisions of this guidance.

Note 3. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 also requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2018, the Company had net capital of $9,121, which was $4,121 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.74 to 1.

Note 4. Commitments and Contingencies

For the year ended September 30, 2018 the Company is aware of no commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 5. Concentrations

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At September 30, 2018, the amount in excess of insured limits was $0. The Company earned 98% of its revenue from three customers, including one customer comprising 92% of revenue.

Schedule I
Computation of Net Capital Under SEC Rule 15c3-1
September 30, 2018

Net Capital

Member's Equity	$	10,408
Less Nonallowable Assets -		
Accounts Receivable-Net of related commissions payable		993
Prepaid Expense		294
Net Capital	$	9,121
Aggregate Indebtedness	$	24,956

Computation of Basic Net Capital Requirements

Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	4,121
Ratio of Aggregate Indebtedness to Net Capital		2.74 to 1

Note: There is no material difference between Net Capital as computed above and the company's computation as shown on its FOCUS Report form X-17A-5 Part II-A dated September 30, 2018

Charles Towne Securities, LLC
Supplemental Schedule II
Other Information
September 30, 2018

II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Companies activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

Charles Towne Securities, LLC
Supplemental Schedule III
Other Information
September 30, 2018

III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Companies activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Charles Towne Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Charles Towne Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C

Marietta, Georgia
November 26, 2018

Charles Towne Securities, LLC
Statement of Exemption
September 30,2018

Charles Towne Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the year ended September 30, 2018 without exception.

Charles Towne Securities, LLC

I, Scott Ilario, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct

Scott Ilario

Date: November 26, 2018

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

To the Member of
Charles Towne Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2018, which were agreed to by Charles Towne Securities, LLC (the Company) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2018 with the amount reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 26, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 9/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69505 FINRA SEP
CHARLES TOWNE SECURITIES LLC
2 SANDWEDGE LN
ISLE OF PALMS SC 29451-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1305

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (253.75)

D. Assessment balance due or (overpayment) 1051.25

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1051.25

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ❑ **Funds Wired** ❑
Total (must be same as F above) $ 1051.25

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHARLES TOWNE SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

Scott Harris
(Authorized Signature)

CHIEF EXECUTIVE OFFICER
(Title)

Dated the 20 day of November, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2017
and ending 9/30/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 870062
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 870062
2e. General Assessment @ .0015	$ 1305 (to page 1, line 2.A.)